SingTel

Singapore Telecomı
31 Exeter Road, Coı
Republic of Singapı
Tel : +65 838 3388
Fax : +65 732 8428
Email : contact@singtel.com
Website : www.singtel.com

02060939

ZCNSE C/T1/88/11/CT/tk

SEC File No: 82-3622

13 December 2002

SEC MAIL PROCESSING
RECEIVED
DEC 31 2002
WASH, D.C. 183 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATION LIMITED'S SUBMISSION TO SEC

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunication Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Christina Tan (Ms)
Legal Counsel

Encs.

dlw 1/10

MASNET No. 50 OF 11.12.2002
Announcement No. 50

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Changes in Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lim Toon
Date of notice to company:	10/12/2002
Date of change of shareholding:	10/12/2002
Name of registered holder:	Lim Toon
Circumstance(s) giving rise to the interest:	Open market purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	100,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.25
No. of shares held before the transaction: **% of issued share capital:**	64,740
No. of shares held after the transaction: **% of issued share capital:**	164,740

Holdings of Director of Subsidiary, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction: **% of issued share capital:**	1,740	64,740
No. of shares held after the transaction: **% of issued share capital:**	1,740	164,740
Total shares:	1,740	164,740

Submitted by Chan Su Shan (Ms), Company Secretary on 11/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 74 OF 04.12.2002
Announcement No. 74

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Changes In Director's Shareholding

Name of director:	Lee Hsien Yang
Date of notice to company:	04/12/2002
Date of change of shareholding:	04/12/2002
Name of registered holder:	Lee Hsien Yang
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	100,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.28
No. of shares held before change:	652,393
% of issued share capital:	
No. of shares held after change:	752,393
% of issued share capital:	

Holdings of Director including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	1,740	652,393
% of issued share capital:		
No. of shares held after change:	1,740	752,393
% of issued share capital:		
Total shares:	1,740	752,393

Submitted by Chan Su Shan (Ms), Company Secretary on 04/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 31 OF 04.12.2002
Announcement No. 31

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Changes In Shareholding of Director of Subsidiary

Name of director of subsidiary:	Lee Shin Koi
Date of notice to company:	03/12/2002
Date of change of change of shareholding:	03/12/2002
Name of registered holder:	Lee Shin Koi
Circumstance giving rise to the change:	Open market purchase

Shares held in the name of registered holder

No. of shares of the change:	30,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.30
No. of shares held before change:	76,740
% of issued share capital:	
No. of shares held after change:	106,740
% of issued share capital:	

Holdings of Director of Subsidiary including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	6,740	76,740
% of issued share capital:		
No. of shares held after change:	6,740	106,740
% of issued share capital:		
Total shares:	6,740	106,740

Submitted by Chan Su Shan (Ms), Company Secretary on 04/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 45 OF 12.12.2002
Announcement No. 45

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/12/2002
Date of change of interest:	11/12/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	100,000
% of issued share capital:	0
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2800
No. of shares held before the transaction:	467,832,355
% of issued share capital:	2.62
No. of shares held after the transaction:	467,932,355
% of issued share capital:	2.63

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,053,514,673	
% of issued share capital:	5.91	
No. of shares held after the transaction:	1,053,614,673	
% of issued share capital:	5.91	
Total shares:	1,053,614,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 44 OF 12.12.2002
Announcement No. 44

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	11/12/2002
Date of change of interest:	11/12/2002
Name of registered holder:	DBS Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	1,450,000
% of issued share capital:	0.01
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2735
No. of shares held before the transaction:	466,382,355
% of issued share capital:	2.62
No. of shares held after the transaction:	467,832,355
% of issued share capital:	2.62

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,064,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,053,514,673	
% of issued share capital:	5.91	
Total shares:	1,053,514,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 32 OF 12.12.2002
Announcement No. 32

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	11/12/2002
Date of change of interest:	09/12/2002
Name of registered holder:	CDP : Temasek Holdings (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Direct Interest - Transfer of Loyalty Bonus Shares

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(50)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	-
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	7,915,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after the transaction:	7,915,000	11,971,745,546
% of issued share capital:	0.04	67.16
Total shares:	7,915,000	11,971,745,546

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002 to the SGX

MASNET No. 31 OF 12.12.2002
Announcement No. 31

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	11/12/2002
Date of change of interest:	09/12/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Sale

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	(291,000)
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.26830
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	8,206,000	11,971,745,596
% of issued share capital:	0.05	67.16
No. of shares held after the transaction:	7,915,000	11,971,745,596
% of issued share capital:	0.04	67.16
Total shares:	7,915,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002 to the SGX

MASNET No. 29 OF 12.12.2002
Announcement No. 29

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	11/12/2002
Date of change of interest:	09/12/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	80,000
% of issued share capital:	
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.25000
No. of shares held before the transaction:	
% of issued share capital:	
No. of shares held after the transaction:	
% of issued share capital:	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	8,126,000	11,971,745,596
% of issued share capital:	0.05	67.16
No. of shares held after the transaction:	8,206,000	11,971,745,596
% of issued share capital:	0.05	67.16
Total shares:	8,206,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002 to the SGX

MASNET No. 28 OF 12.12.2002
Announcement No. 28

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	11/12/2002
Date of change of interest:	05/12/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Deemed Interest - Open Market Purchase

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction: **% of issued share capital:**	50,000
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.30000
No. of shares held before the transaction: **% of issued share capital:**	
No. of shares held after the transaction: **% of issued share capital:**	

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	8,076,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after the transaction:	8,126,000	11,971,745,596
% of issued share capital:	0.05	67.16
Total shares:	8,126,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 12/12/2002 to the SGX

MASNET No. 14 OF 10.12.2002
Announcement No. 14

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	09/12/2002
Date of change of interest:	09/12/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest: **Please specify details:**	Others These shares were disposed of through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	(40,000)
% of issued share capital:	0.0002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2650
No. of shares held before the transaction:	478,367,907
% of issued share capital:	2.68
No. of shares held after the transaction:	478,327,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,104,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,064,673	
% of issued share capital:	5.9	
Total shares:	1,052,064,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 10/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 44 OF 09.12.2002
Announcement No. 44

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	09/12/2002
Date of change of interest:	04/12/2002
Name of registered holder:	CDP : DBS Nominees
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Purchase

Shares held in the name of registered holder

No. of shares of the change:	50,000
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.28000
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,026,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after change:	8,076,000	11,971,745,596
% of issued share capital:	0.04	67.16
Total shares:	8,076,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 15 OF 09.12.2002
Announcement No. 15

SINGAPORE TELECOMMUNICATIONS LIMITED SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	The Capital Group Companies, Inc.
Date of notice to company:	05/12/2002
Date of change of interest:	05/12/2002
Name of registered holder:	Raffles Nominees Pte. Ltd.
Circumstance(s) giving rise to the interest:	Others
Please specify details:	These shares were acquired through an open market transaction at shareholder discretion.

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	34,000
% of issued share capital:	0.0002
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$1.2959
No. of shares held before the transaction:	478,333,907
% of issued share capital:	2.68
No. of shares held after the transaction:	478,367,907
% of issued share capital:	2.68

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	1,052,070,673	
% of issued share capital:	5.9	
No. of shares held after the transaction:	1,052,104,673	
% of issued share capital:	5.9	
Total shares:	1,052,104,673	

The Capital Group Companies, Inc. is deemed to be interested in these shares under section 7 of the Companies Act, Cap. 50.

This notification does not include shares for which clients of The Capital Group Companies, Inc. have retained voting rights.

Submitted by Chan Su Shan (Ms), Company Secretary on 09/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 74 OF 05.12.2002
Announcement No. 74

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	05/12/2002
Date of change of interest:	04/12/2002
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(23,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.29600
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,049,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after change:	8,026,000	11,971,745,596
% of issued share capital:	0.04	67.16
Total shares:	8,026,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 72 OF 05.12.2002
Announcement No. 72

SINGAPORE TELECOMMUNICATIONS LIMITED

SEC File No: 82-3622

Notice Of Substantial Shareholder's Interests

Name of substantial shareholder:	Temasek Holdings (Pte) Ltd
Date of notice to company:	05/12/2002
Date of change of interest:	03/12/2002
Name of registered holder:	CDP : Keppel Insurance Pte Ltd
Circumstance giving rise to the change:	Others
Please specify details:	Deemed Interest - Open Market Sale

Shares held in the name of registered holder

No. of shares of the change:	(28,000)
% of issued share capital:	
Amount of consideration per share excluding brokerage,GST,stamp duties,clearing fee:	S$1.30550
No. of shares held before change:	
% of issued share capital:	
No. of shares held after change:	
% of issued share capital:	

Holdings of Substantial Shareholder including direct and deemed interest

	Deemed	Direct
No. of shares held before change:	8,077,000	11,971,745,596
% of issued share capital:	0.04	67.16
No. of shares held after change:	8,049,000	11,971,745,596
% of issued share capital:	0.04	67.16
Total shares:	8,049,000	11,971,745,596

Temasek Holdings (Private) Limited is deemed to be interested in these shares under Section 7 of the Companies Act, Cap. 50.

All sales are discretionary sales unless stated otherwise.

Submitted by Chan Su Shan (Ms), Company Secretary on 05/12/2002, the date of receipt of the notice, to the SGX

MASNET No. 35 OF 11.12.2002
Announcement No. 35

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel appointed sole provider of payphone service at new MRT and LRT stations

---

Attached is a news release made by Singapore Telecommunications Limited on the above.

NR-111202Release.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 11/12/2002 to the SGX

SingTel

News Release

SEC File No: 82-3622

SingTel appointed sole provider of payphone service at new MRT and LRT stations

Singapore, 11 December 2002 – Singapore Telecommunications Limited (SingTel) has signed a three-year agreement with SBS Transit to be the sole provider of public payphone service at all stations along the new North-East MRT line and the Sengkang and Punggol LRT system.

Up to a total of 310 payphones with multiple payment modes will be installed at the new stations.

SingTel currently has an exclusive contract with SMRT to provide public payphone service at the existing MRT and LRT stations until April 2004.

"We are very pleased to have signed this exclusive contract with SBS Transit," said Ms Chia Lee Kheng, SingTel's Director of Corporate Products. "Even with the increased usage of mobile phones, the public payphone continues to be a necessary part of our communications landscape. There will always be a cross-section of the community that will need to use a payphone, whether they are visitors or people who do not own a mobile phone."

There are currently some 17,000 payphones located all over Singapore, including a number in remote areas and the off-shore islands, which are operated by SingTel. Through the widespread deployment of payphones, SingTel has provided an accessible and affordable service to the general public in Singapore since the 1960s.

About SingTel

SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

MASNET No. 34 OF 10.12.2002
Announcement No. 34

SEC File No: 82-3622

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel to receive extraordinary dividend from Belgacom

Attached is a news release made by Singapore Telecommunications Limited on the above.

101202 Belgacom.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 10/12/2002 to the SGX

SingTel

News Release

SingTel to receive extraordinary dividend from Belgacom

Singapore, 10 December 2002 – Singapore Telecommunications Limited (SingTel) today announced that it will receive an extraordinary dividend of S$133.7 million (EUR 76.9 million) from its associated company Belgacom, the leading telecommunications operator in Belgium.

Belgacom at its latest Extraordinary General Meeting held on 9 December 2002, approved an overall dividend of EUR 570 million (S$991 million). SingTel expects to receive its pro-rated share of the dividend before the end of 2002.

SingTel invested S$930.5 million in Belgacom in 1996 for a 13.5 per cent stake[1]. Since then, the Belgian carrier, a rare AA-rated European telecom company, has performed consistently and contributed positively to SingTel's bottom line.

For the half year ended 30 September 2002, SingTel's share of earnings from Belgacom amounted to S$368 million. This included exceptional gains of S$250 million from the disposal of Belgacom's stake in BEN Nederland and its subsidiary, Belgacom France. Contributions from the ordinary operations of Belgacom rose 7.4 per cent year on year.

With this extraordinary dividend, SingTel would have received S$262 million in dividend from its associated companies so far this financial year. This includes a second dividend of S$28 million received from Telkomsel in October. Dividends received from associates in the last financial year amounted to S$67 million.

Mr Lee Hsien Yang, SingTel's President & CEO, said: "Our overseas investments have become important engines of growth for the group in view of Singapore's very small market size. We are pleased that these investments have not only impacted our bottom line positively but are also benefiting us through increased cash contributions."

SingTel has said that it expects the proportion of earnings from associated and joint venture companies to increase significantly over the medium term.

---

[1] *Inclusive minority interest of 10%.*

SingTel

SEC File No: 82-3622

About Belgacom
Belgacom is the leading and incumbent communications company in Belgium providing a full range of services in mobile, local, regional and international telephone services, leased lines, data communications and terminal equipment. Belgacom is owned by the Belgian State and ADSB Telecommunications, a consortium comprising SBC communications, Tele Danmark, SingTel and Belgian financial investors

About SingTel
SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly-owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.

MASNET No. 11 OF 05.12.2002
Announcement No. 11

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - CAT buys bandwidth capacity from C2C cable network

Attached is a joint news release made by C2C Pte. Ltd., a subsidiary of Singapore Telecommunications Limited, and Communications Authority of Thailand on the above.

NR-051202.pdf

Submitted by Chan Su Shan (Ms), Company Secretary on 05/12/2002 to the SGX

C2C SEC File No: 82-3622

News Release

CAT buys bandwidth capacity from C2C cable network

Singapore, 5 December 2002 – C2C Private Limited, a subsidiary of Singapore Telecommunications Limited (SingTel), today announced that it has concluded a multi-million dollar deal to sell bandwidth capacity on the C2C cable network to CAT (Communications Authority of Thailand) based on IRU[1] (Indefeasible Rights of Use) terms.

Under the agreement, C2C will supply CAT with seamless connectivity on its 17,000-km network consisting of two self-healing rings to provide route diversity. The cable links China, Hong Kong, Japan, Singapore, South Korea, Taiwan, the Philippines and the USA.

"With the flexibility of a private cable, we are able to provide CAT with highly customised bandwidth solutions and an alternative source of international capacity. Through C2C, our customers can have seamless connectivity in this region which enables them to compete more effectively," said Mr Tsunekazu Matsudaira, CEO of C2C.

"As more telecommunications markets in Asia become liberalised, C2C will deliver on its promise to bring competitive, high bandwidth services to Asian carriers, which in turn will help drive the development of telecommunications in Asia."

CAT's Senior EVP, Telecommunications Systems, Dr Kittin Udomkiat said: "The Asia Pacific region is amongst the fastest growing market for telecommunications services in the world today. We are seeing tremendous IP and data developments and these complement our strategy of focusing on multimedia telecommunications services.

"In order to fulfill our business strategy, it is important that we plan ahead to facilitate all the necessary infrastructure and bandwidth needs. We are confident that with C2C's flexibility and quick-time to market, it is able to value-add and complement our services and infrastructure in the region. This will enable CAT to provide leading-edge telecommunications services to our customers."

C2C offers a wide range of bandwidth services with flexible contract schedules, including short-term leases and IRUs. C2C's bandwidth services are complemented by carrier grade offerings, such as co-location and city-to-city connectivity with round-the-clock network management and maintenance service through C2C's 24x7 Network Operations Centres located in Singapore and Hong Kong.

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[1] IRU (Indefeasible Rights of Use) refers to the usage of the network under the useful lifespan of the cable system, which is usually between 15-25 years. In C2C's case, it is 15 years.
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C2C

About C2C

C2C is a cutting-edge private cable development company developing one of the world's largest submarine cable networks. The 17,000 km cable network uses state-of-the-art Dense Wavelength Division Multiplexing technology that will meet the needs of next generation networks.

Unlike traditional submarine cable systems in Asia that provide shore-to-shore connectivity, C2C works with local carriers in the various target markets to provide a one-stop-shop for city-to-city (C2C) connectivity. This means that C2C customers can purchase capacity on direct links to the various major business centres in Asia and the US from C2C and its landing parties. Capacity on the C2C network is available on a wholesale basis to other carriers that have a need to carry traffic to, from and within the Asian region and onwards to North America.

C2C's investors include SingTel, Globe Telecom Inc (Philippines), Enterprise Networks Inc. (previously known as GNG Networks Inc - South Korea), iAdvantage (Hong Kong), KDDI-SCS (Japan), KDDI (Japan), New Century Infocomm Company (Taiwan) and Tycom Asia Networks (USA).

About CAT

The Communications Authority of Thailand (CAT) is a wholly state-owned enterprise under the Ministry of Information and Communications Technology. CAT's main functions are to provide postal and monetary services as well as various telecommunications services such as international telephone, data communications, cellular mobile telephone, television transmission, Internet backbone services.

As being the only organization in Thailand authorized to provide the international services, CAT has placed strong emphasis on high quality with the world-class services to meet customer satisfaction. CAT has extensive coverage of networks linking with all regions of the world via its optical fiber submarine cable and satellite communication systems. CAT has been a landing party of several submarine cable systems in the regions such as MT, TVH, APCN, FLAG, SMW-3. CAT has also established three large and reliable gateways earth stations namely Sri Racha, Nonthaburi and Sirindhon.

As of April 2002, CAT has around 21,000 employees. CAT's revenue and net profits for the fiscal year ending September 2001 amounted to approximately US$707 million and US$166 million respectively. More information can be found at http://www.cat.or.th.

MASNET No. 2 OF 04.12.2002
Announcement No. 2

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel continues to gain corporate business across the region

Attached is a news release made by Singapore Telecommunications Limited on the above.

04Dec2002Release.pd

Submitted by Chan Su Shan (Ms), Company Secretary on 04/12/2002 to the SGX

SingTel

SEC File No: 82-3622

News Release

SingTel continues to gain corporate business across the region

More than S$350 million in new contracts signed

Singapore, 4 December 2002 – Singapore Telecommunications Ltd (SingTel) said today that it continues to win new contracts from corporate customers despite poor economic conditions and weak business confidence in the region.

Recent wins by SingTel's global account management teams in Singapore, Australia and elsewhere in the Asia Pacific have raised the value of new long term contracts signed with multinational customers, since April this year, to more than S$350 million.

Mr Lim Chuan Poh, SingTel's Executive Vice President (Corporate Business), said: "Our success can be attributed to a number of factors. These include our competitive rates, our expertise and knowledge of the industry, and our infrastructure which provides extensive reach in Asia. Our stable financial position has also been a source of comfort to customers who want to be assured of business continuity."

SingTel's global offices in Hong Kong, India, Japan and Taiwan have registered new sales from nearly 20 companies who have decided to migrate their networks from troubled carriers to SingTel.

In Australia, wholly-owned subsidiary SingTel Optus has successfully leveraged on SingTel's regional infrastructure and its wide range of corporate data services. Optus Business has seen a significant increase in the value of new contracts signed. Recent successes include major corporations such as Citigroup, Nokia, Reuters and Marsh, a leading risk and insurance service firm.

In Singapore, SingTel has inked deals to provide end-to-end connectivity in the Asia Pacific to multinationals like Bax Global Asia, Halliburton, Societe Generale, Visa and a leading car manufacturer in Japan.

<u>Tapping potential in new markets</u>

Mr Lim said: "This is a challenging time for the telecommunications industry. However, despite the turmoil that many carriers face, we continue to see good growth potential in markets where we traditionally have not been a major player. We have identified four key areas of growth – Australia, North Asia, India and the United States."
SingTel's strategies in these markets are:

- Australia – exploit the combined strength of SingTel and Optus to tap the corporate data market and continue to drive revenue growth for international data services.

- North Asia – continue to develop Hong Kong and Japan as twin hubs and gear up capabilities and resources to meet the growing demand for connectivity into China.

- India – ride on the i2i cable network connecting India and Singapore to offer competitive data services and meet the demand for bandwidth from India to the rest of Asia and the United States.

- United States – expand presence by setting up new offices and deploying new infrastructure nodes in Chicago and Houston and by beefing up the US sales and marketing team.

SingTel will enhance its competitiveness by continuing to upgrade its network connectivity and offering new services. To meet growing market demand, SingTel recently launched enhanced IP-VPN (Internet Protocol-Virtual Private Network) services which enable network managers to prioritise traffic and utilise bandwidth more efficiently. As a result, companies do not need to subscribe to extra bandwidth just to ensure that critical traffic gets successfully delivered.

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About SingTel
SingTel is Asia's leading communications company with a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite and the pan-Asian C2C cable network. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group has expanded into overseas markets, with investments in many countries and territories. In Australia, its wholly owned subsidiary, SingTel Optus is a leader in integrated communications -- serving more than five million customers. The Group's major investments include Advanced Info Service of Thailand, the Bharti Telecom Group of India, Globe Telecom of the Philippines and Telkomsel of Indonesia.

SingTel has been recognised Best Asian Telecom Operator by industry publication, *TelecomAsia,* for five consecutive years since 1998. The Group's turnover for the year ended 31 March 2002 was S$7.34 billion (US$4.02 billion). More information can be found @ www.singtel.com.
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